TELUS International provides a preliminary view of second quarter results and a revision to full-year outlook for 2023

Vancouver, Canada – July 13, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today released a preliminary summary of financial results for the quarter ended June 30, 2023, and updated its full-year 2023 outlook. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“During the second quarter, as a result of persistent global macroeconomic pressures, TELUS International experienced more pronounced and unexpected reductions in service demand from some of our larger clients, particularly within the technology vertical. We also experienced delays and lower than expected activity in converting opportunities into spend commitments, as clients continue to address their own cost structures, including successive employee downsizing. These issues have in turn impacted TELUS International’s overall revenue and profitability to a larger extent than previously anticipated, contributing to a more cautious outlook for the balance of 2023,” said Jeff Puritt, President and CEO of TELUS International.

Vanessa Kanu, CFO said, “The magnitude of the headwinds we’re experiencing and our preview of second quarter performance data prompted a revision to the full-year outlook for 2023 to better reflect our updated expectations for the remainder of the year. We’ve actioned significant cost efficiency programs, including staff reductions to address lower service volumes in the technology vertical. Additionally, we are driving further automation and generative AI enabled solutions to further optimize our cost structure. The benefits of these efficiency programs will help mitigate the near-term challenges we are facing. Moreover, we do see meaningful opportunities as it relates to digital transformation, generative AI adoption, and the continuing critical importance of differentiated digital customer experience solutions in the market that we believe will be a tailwind for TELUS International’s long-term growth and profitability.”

Summary preliminary Q2 2023 financial results
▪Revenue in the range of $660 to $668 million, reflecting year-over-year growth of 6% to 7% on a reported basis and 6% to 7% on a constant currency basis1, and a decline of approximately 1% when excluding revenue earned from WillowTree. These year-over-year revenue growth rates are lower due to lower than expected business volumes primarily within our technology vertical.
▪Net loss in the range of $7 to 10 million, reflecting a year-over-year decline of 113% to 118%, and net loss margin in the range of 1.0% to 1.5%. Adjusted EBITDA1 in the range of $117 to $120 million, reflecting a year-over-year decline of 20% to 22%, and Adjusted EBITDA Margin1 in the range of 17.7% to 18.0%, impacted by higher than expected costs in certain regions, principally Europe, and temporary demand imbalances across certain regions that were only partially offset by cost efficiency program efforts.
▪Diluted EPS in the range of $(0.03) to $(0.05), reflecting a year-over-year decline of 114% to 124%. Adjusted Diluted EPS1 in the range of $0.15 to $0.17, reflecting a year-over-year decline of 43% to 50%, impacted by the factors described above, in addition to higher interest expense due to higher debt levels associated with the WillowTree acquisition.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement to remain just under 3 times, despite the year-over-year decrease in Adjusted EBITDA.
All financial information in this news release is preliminary as TELUS International has not yet completed its quarterly financial close procedures, nor have external auditors reviewed the financial information contained herein
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted EBITDA is a non-GAAP financial measure. See the Non-GAAP section of this news release.

for the second quarter of 2023. The summary preliminary Q2 2023 financial results included in this update constitute forward-looking statements and does not present all necessary information for an understanding of TELUS International's financial condition as of the date of this news release, or its results of operations for the second quarter of 2023. As TELUS International completes its quarterly financial close procedures and finalizes its financial statements for the quarter, it may be required to make significant judgments in a number of areas. It is possible that TELUS International may identify items that require adjustments to the preliminary financial information set forth above and those changes could be material. TELUS International intends to provide its full financial results for the second quarter of 2023 on August 4, 2023. Until that time, the preliminary results described in this news release are estimates and remain subject to change based on management's ongoing review of results of the quarter and completion of its quarterly financial close procedures.

Outlook revision
For the full-year 2023, management now expects:
▪Revenue in the range of $2,700 to $2,730 million, including $205 to $215 million from WillowTree, representing revenue growth of 9% to 11% on a reported basis, and growth of 1% to 2% excluding WillowTree. This assumes an average exchange rate of one euro to 1.09 U.S. dollars for 2023.
▪Adjusted EBITDA in the range of $575 to $600 million, and Adjusted EBITDA Margin in the range of 21.3% to 22.0%.
▪Adjusted Diluted EPS in the range of $0.90 to $0.97.

Investor call
TELUS International will host a conference call today, July 13, 2023 at 5:30 p.m. (eastern time), where management will offer brief remarks regarding its preliminary results for the second quarter of 2023, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Q2 2023 release scheduling
TELUS International will release its second quarter of 2023 financial results the morning of August 4, 2023 and host a conference call at 10:30 a.m. (eastern time) on such date, where management will review the second quarter results in more detail, followed by a question and answer session. At that time, a live stream and a replay of the conference call will also be available at the same link as noted above.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including acquisition, integration and other, share-based compensation and, with respect to Adjusted Net Income, the interest accretion on written put options entered into in connection with our acquisition of WillowTree, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue using foreign exchange rates prevailing in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2023 outlook for Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2023 outlook for net income, net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.

For more information on our non-GAAP financial measures and ratios, including an explanation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement, see our Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our preliminary financial results, our financial outlook for the full-year 2023 results, our business, operations and financial performance and condition, as well as statements relating to the expected benefits and synergies of our acquisition of WillowTree and its impact on our business, including expectations regarding deleveraging and the ability to obtain valuable cross-selling opportunities and diversify the client base, our expectations regarding customer demand for our services, and the effect of digital customer experience solutions on our growth and profitability. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2023 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”,

“estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the benefits, synergies and risks related to our acquisition of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2023 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate and realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of global conditions on our and our clients’ businesses, including reduced demand for our services, demand imbalances in our geographies and a potential economic recession, increased use of automation and generative AI enabled solutions, changes in interest rates and the Russia-Ukraine conflict on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
•We face intense competition from companies that offer services similar to ours.
•Our business and financial results could be adversely affected by a number of global conditions, and the effects of these same conditions on our clients’ businesses and demand for our services.
•Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
•Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
•The timing and success of our cost efficiency programs.
•Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
•If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
•Our business could be adversely affected if we lose one or more members of our senior management.
•Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
•Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
•We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our acquisition of WillowTree or manage the associated risks.
•The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients / revenue.
•Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
•The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
•The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
•TELUS Corporation will, for the foreseeable future, control the TELUS International board of directors.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2023 and available on EDGAR, as updated by our management’s discussion and analysis for the three-month period ended March 31, 2023, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

Non-GAAP reconciliations
(unaudited)

(US$ millions, except percentages)	estimated range Q2 2023		Q2 2022
Revenue	$660	$668	$624
Foreign exchange impact on current period revenue using prior comparative period's rates	(1)	(1)
Revenue on a constant currency basis	$659	$667
Revenue growth	6%	7%
Revenue growth on a constant currency basis	6%	7%

(US$ millions, except per share amounts)	estimated range Q2 2023		Q2 2022
Net (loss) income	$(10)	$(7)	$56
Add back (deduct):
Acquisition, integration and other	21	21	6
Share-based compensation	2	2	7
Interest accretion on written put options	3	3	—
Foreign exchange gain	(3)	(3)	(14)
Amortization of purchased intangible assets	45	45	31
Tax effect of the adjustments above	(15)	(15)	(5)
Adjusted Net Income	$43	$46	$81
Diluted (loss) earnings per share	$(0.03)	$(0.05)	$0.21
Adjusted Diluted Earnings Per Share	$0.15	$0.17	$0.30

(US$ millions, except percentages)	estimated range Q2 2023		Q2 2022
Net (loss) income	$(10)	$(7)	56
Add back (deduct):
Acquisition, integration and other	21	21	6
Share-based compensation	2	2	7
Foreign exchange gain	(3)	(3)	(14)
Depreciation and amortization	81	81	64
Interest expense	36	36	10
Income taxes	(10)	(10)	21
Adjusted EBITDA	$117	$120	$150
Net (loss) income margin	(1.5)%	(1.0)%	9.0%
Adjusted EBITDA Margin	17.7%	18.0%	24.0%

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.2 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com